MPM TECHNOLOGIES, INC.
                                199 POMEROY ROAD
                              PARSIPPANY, NJ 07054

June 13, 2008

Mr. Karl Hiller
Branch Chief
United States
Securities and Exchange Commission
Washington, D.C. 20549-0405

Re:    MPM Technologies, Inc.
       Form 10-KSB for Fiscal Year Ended December 31, 2006
       Filed April 17, 2007
       File No. 0-14910

Dear Mr. Hiller,

This letter is in response to your March 20, 2008 letter with comments on our response letter dated February 25, 2008.

General
-------

We have previously submitted our letters of October 28,2007 and February 25, 2008 on EDGAR. This letter will also be submitted on EDGAR as instructed by Ms. Tracie Towner when we spoke by telephone on June 10, 2008.

Note 11 - Mineral Properties
----------------------------

In analyzing the value of the mining properties, we reviewed both the value of the land itself, the value of the mill, equipment and improvements on the land, and the value of the precious metals on the land.

MPM holds approximately 300 acres of property in Montana. The market value of the land in March 2006 was estimated to be $15,000 per acre based on land sales of property in the area. This would make the land alone worth approximately $450,000. Additionally, MPM spent approximately $800,000 to build a 200 ton per day ball mill using floatation tanks to process screened and crushed ore. The mill is in operable condition and all equipment is in good repair. When the mill is reopened, MPM will need to bring power lines from Deer Lodge, Montana at an estimated cost of $200,000.

We then analyzed the value of the precious metals. For purposes of this exercise, we only considered gold and silver. There is also proven evidence of lead and zinc and other precious metals on the property, but it was not considered for this valuation.

Based on testing done in the five exploration programs that were done to date in the area, it was determined that the following were the amounts of gold and silver estimated to be on the properties:

                       EMERY DISTRICT MINERALIZED MATERIAL
                       -----------------------------------


                                 Ounces Per Ton          Market Value
Location            Tons         Gold     Silver     Gold         Silver
--------         ----------      ----     ------     ----         ------

Emery Mine         57,941       0.372      15.39  $14,549,000    $12,038,000
Emery Stockpiles   38,859       0.120       4.28    3,148,000      2,245,000
Bonanza           218,579       0.132       2.06   19,475,000      6,079,000
Hidden Hand       208,619       0.123        --    17,321,000         --
                                                   ----------     ----------

                  Total Market value              $54,493,000    $20,362,000
                                                  -----------    -----------

The combined market value of the gold and silver is approximately $75,000,000. This is using a market price from March 2006 of $675 per ounce for gold, and $13.50 for silver. We estimate that the cost of mining the precious metals will be approximately 50% of the market value. Subtracting that and the cost of running the power lines and other startup expenses of approximately $300,000, we estimate the value of the properties, including land is approximately $37,675,000. It is currently shown on MPM's balance sheet at $1,070,368. It should be noted that the five exploration programs were done over a very small portion of the properties, and that only the those precious metals that were proven by the drilling programs were utilized. We also embarked on an open trench program where we found anomalies, which were tested and proved valuable, but are not included in this analysis, as they have not been proven.

Closing Comments
----------------

If you agree with our analysis, please let us know and we will proceed with filing an amended Form 10-KSB for the calendar year 2006. We appreciate your assistance with these issues.

Sincerely,



Glen Hjort
Chief Financial Officer